Press Release ZR #07-12

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION
IN THE UNITED STATES

ZOLOTO RESOURCES ENTERS INTO $10,000,000 EQUITY OFFERING

July 23, 2007

Vancouver, British Columbia, Canada:

Zoloto Resources Ltd. ("ZR” or the “Company") (ZR – TSX-V), is pleased to announce that it has engaged Kingsdale Capital Markets Inc. (the "Agent") to act as agent to sell on a best efforts basis, by way of private placement, up to 6,666,667 common shares of the Company at a price of CAD$1.50 per share for total gross proceeds of up to $10,000,000. In addition, the Agent will have the option to sell up to an additional 3,333,333 common shares at the same subscription price of CAD$1.50 for a period ending on the earlier of (i) the date which is 30 days from the initial closing of the private placement and (ii) August 26, 2007. It is anticipated that the initial closing of the private placement will occur on or about July 27, 2007. Completion of the private placement is subject to certain conditions including the receipt of all necessary regulatory approvals. The common shares of the Company issuable, pursuant to the private placement, will be subject to a hold period of four months and one day from the closing date.

The Company intends to use the proceeds of the offering to finance the exploration on the company’s Russian properties in Chukotka and Irkutsk. Further, the company intends to participate in Russian Federation’s future auctions for gold projects as it expands its gold interests in the region. Any additional net proceeds will be used for general corporate purposes.

Robert Maddigan, Director of Zoloto Resources, commented, “Our recently announced name-change to Zoloto Resources, along with our existing portfolio of gold projects and continuing pursuit of quality gold properties, reflects our focused objective of becoming a successful, mid-tier gold producer in the Russian Federation.”

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About Zoloto Resources

Zoloto Resources Ltd. is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russia Federation. In addition, Zoloto’s management will continue to evaluate acquisition opportunities within the Russian Federation. Zoloto’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:

Robert Maddigan
Director
Zoloto Resources Ltd.
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: robertm@zolotoresources.com

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 •  Fax: 604.608.0344 •  North America Toll-free: 1.866.608.0401